UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: March 15, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: March 15, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release:     Immediate     March 15, 2012

CANADIAN PACIFIC ANNOUNCES FILING OF FORM 40-F

CALGARY -- Canadian Pacific (TSX:CP)(NYSE:CP) announced today that it has completed the filing of its Form 40-F with the Securities Exchange Commission (SEC). A copy of the Form 40-F is available on CP’s website at www.cpr.ca.

Shareholders may request a printed copy of the complete audited financial statements, free of charge, by email to shareholder@cpr.ca or by regular mail to Shareholder Services, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, AB T2P 4Z4.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media	Investor Relations
Ed Greenberg	Janet Weiss
Tel: 612-849-4717	Tel: 403 319-3591
24/7 Media Pager: 855-242-3674
ed_greenberg@cpr.ca	investor@cpr.ca